Exhibit 21

AMTECH SYSTEMS, Inc. AND ITS SUBSIDIARIES
SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction in which incorporated

Tempress Systems, Inc.	State of Texas

P.R. Hoffman Machine Products, Inc.	State of Arizona

Bruce Technologies, Inc.	State of Massachusetts

Bruce Technologies Europe Gmbh	Federal Republic of Germany